Part 2 Item 5a: Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

NFS offers the following electronic trading products or services that allow Subscribers to submit order or trading interest to the ATS. Smart order routers that automate the process of handling market bound orders. Algorithms that automate the process of executing a large order over time using smaller orders. Trading desks that are physical employees accepting and trading orders. Market access products enable FIX connectivity and provide the ability to send orders to specific trading venues indicated by the client or determined by trading products or services. Additionally, the market access products perform systematic checks, prior to routing to ATS, to ensure orders comply with regulatory requirements for SEC Rule 15c3-5, including checks for maximum trade size and price variance. Please see Part III Item 2 and 5 for more detail. Terms and conditions for all products or services are the same for all subscribers, only fees may vary. All orders and trading interest entered into the ~~Conditional Cross~~ ATS are prioritized in part on tier. The ~~Conditional Cross'~~ tiers, in order of priority, are as follows: (i) NFS Agency and Channel SOR Orders (first priority, shared priority); (ii) Broker-Dealer ~~Subscriber~~ Agency; and (iii) NFS Principal and Broker-Dealer Principal (shared priority). In order for a Subscriber to access any of these products or services, they will need to sign an Electronic Trading Agreement or similar document with the Firm. Generally the agreement establishes NFS's expectations of the client, limits NFS's liability, and details the fee arrangement among other topics. The minimum order quantity is 100 shares. NFS may limit the maximum order size, share size or notional dollar amount, of certain Subscribers in order to comply with market access requirements. Decisions to limit the maximum order size may be based on factors including, but not limited to, rolling ADV of ATS eligible stock, a client's assets under management or net capital.

Part 3 Item 5d: If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

If no, identify and explain any differences

NFS' affiliates may not be required to sign Electronic Trading Agreement to access the ATS. NFS offers smart order routers, algorithms, trading desks, and market access products which have the ability to send orders and trading interest to the ATS. Terms and conditions for the subscribers entering orders into the ~~Continuous Cross~~ ATS are the same for all subscribers, only the fees may vary. All orders and trading interest entered into the ATS ~~Conditional Cross~~ are prioritized based on tier. The ~~Conditional Cross'~~ tiers, in order of priority, are as follows: (i) NFS Agency and Channel SOR Orders (first priority, shared priority); (ii) Broker-Dealer ~~Subscriber~~Agency; and (iii) NFS Principal and Broker-Dealer Principal (shared priority). As a result, if a Broker-Dealer Subscriber enters an order or trading interest directly into the ~~Conditional Cross~~ATS, they will receive lower priority than if they entered the same order with a business unit of NFS.

Part 3 Item 7: Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

Standard Cross Order Types. The Standard Cross supports three basic firm order types: (i) limit orders, (ii) market orders, and (iii) pegged orders, which includes unpriced pegged orders, pegged limit orders and pegged discretionary orders. Orders may also be designated as add liquidity only orders ("ALO Orders"). Orders may have a time-in-force of "day" or immediate-or-cancel ("IOC"). Pegged orders are derived limit orders pegged to the national best bid ("NBB"), national best offer ("NBO") or midpoint of the NBBO. A subscriber may designate an ultimate limit price for each pegged order. Pegged discretionary orders are pegged orders with an additional higher (buy) or lower (sell) price at which the order may be executed if the order cannot be executed with a contra side order at the pegged order's derived limit price (e.g., peg order to buy at the midpoint of the NBBO with discretion to the NBO). Pegged discretionary orders may only permit discretion to the NBB, NBO or midpoint of the NBBO. At no time will a peg or discretion instruction violate a client's ultimate limit price. ALO Orders may only add liquidity to the ATS and will not be matched with a contra-side order if the effect would be to remove liquidity from the ATS. ALO Orders may not cross with other orders during a locked market, even if adding liquidity. Where, upon receipt, an ALO order is marketable against trading interest on the ATS the ATS will accept the ALO order for further processing (e.g., potential matching). ALO Orders will remain in the system until cancelled or matched with a counterparty. Generally, for two given orders, the order received first will be deemed to be adding liquidity. Where orders have a discretionary instruction, activation of the discretionary price will be deemed to be removing liquidity regardless whether the order was received first or second. However, if both orders in a cross have their discretionary prices activated, then order receipt time again determines which order adds or removes liquidity. Orders that are derivatively priced will be treated as if cancelled and replaced for each price change and, accordingly, will vary from adding to removing liquidity without regard to whether such order was originally received first or second. A cancel replace will reset the order's time stamp. Conditional Cross Order Types. The Conditional Cross supports conditional, or "non-firm," orders ("Conditional Orders") and "Firm-Up Orders" submitted in response to proposed matches (as further discussed herein). Neither Conditional Orders nor Firm-Up Orders may be designated as ALO Orders. Conditional Orders and Firm-Up Orders may be designated as day or IOC. Additionally, subscribers may direct Conditional Orders and Firm-Up Orders to automatically cancel upon expiration of a time period specified by the ATS of one second or less ("Slow IOC Orders"). Conditional Orders and Firm-Up Orders must be pegged to the midpoint of the NBBO and may include an ultimate limit price. Subscribers may specify a minimum acceptable quantity ("MAQ") for orders submitted to the Conditional Cross. Display. The ATS does not display orders or trading interest entered into the Continuous Cross. In the Conditional Cross, where a Conditional Order is eligible to cross, whether with a Firm-Up Order or another Conditional Order, the ATS will systematically send a notice to the subscriber notifying it of the initial match (via FIX). Only direct Subscribers or the broker-dealer operator can receive invites messages. The invite message is a standard FIX execution report and contains the Client's Order ID, NFS Order ID, Leaves Quantity, Conditional Order Quantity, Conditional Order Limit Price, Side, Symbol, Invite Message Timestamp, Executing Broker, and a custom field indicating that the message is an invite message. There is no information pertaining to the counterparty or potential execution size. The subscriber will then have a system-determined time period of less than 1 second to "firm-up" by submitting a firm order, either manually or systematically, in response to the proposed match (such orders, "Firm-Up Orders"). No orders are eligible to route to other trading centers. Cancelling and replacing an order will result in a new time stamp. Standard Cross Order Interaction. The Standard Cross prioritizes orders based on the following factors, in the following order: (i) price and (ii) ~~PWAP.~~ tier, (iii) size, (iv) time. Orders with the highest (buy) or lowest (sell) price have priority over lower (buy) or higher (sell) priced orders. When two or more orders, neither of which have price priority, may be executed at the same execution price, the subscriber with the higher tier will take priority. When neither order has price or tier priority, the larger order will be executed. And when neither order has price, tier, or size priority, the order which arrived earlier will take priority. ~~the order selected based on its PWAP has priority (see~~

examples 2 through 3). An order's PWAP is a ranking provided by the ATS based on the percentage of shares to buy or sell that an order represents in a given security, at a given price. Upon receipt of an incoming order, the competing orders on the ATS are ranked, within the same price level, based on iterative, random selection. For example, if there were three buy orders in the ATS for a security at the same price level, order A with 5,000 shares, order B with 3,000 shares and order C with 2,000 shares, the probability that order A is selected first (and assigned priority at that price) is 50% (5,000 shares / total 10,000 shares at that price). The probabilities that orders B or C are selected first are 30% and 20%, respectively. If order A is selected first, the probabilities that orders B or C are selected second are 60% (3,000 shares / remaining 5,000 shares) and 40%, respectively. If order B is selected first, the probabilities that order A or C are selected second are 71% (5,000 shares / remaining 7,000 shares) and 29%, respectively. Please see examples 2 and 3. Example 1: NBBO is $20.00 x $20.05. ATS receives limit order to buy 1,000 shares at $20.01. ATS receives limit order to buy 5,000 shares at $20.00. ATS receives limit order to sell 500 shares at $20.00. First buy limit order has limit price priority and receives fill of 500 shares at $20.01. Example 2: NBBO is $20.00 x $20.05. ATS receives limit order A to buy 1,000 shares at $20.05. ATS receives limit order B to buy 5,000 shares at $20.05. ATS receives limit order to sell 500 shares at $20.05. Each buy order will be assigned a PWAP. Order A will have a 17% (1,000 shares / total shares of 6,000) chance of being randomly selected by the ATS and order B will have an 83% (5,000 shares / total shares of 6,000) chance of being randomly selected by the ATS. If order A is matched with the incoming order, order A will buy 500 shares. The remaining shares of orders A and B will be assigned a new PWAP to determine priority for any subsequent executions. Example 3: NBBO is $20.00 x $20.05. ATS receives limit order to buy 1,000 shares at $20.05 (Order A). ATS receives limit order to buy 5,000 shares at $20.05 (Order B). ATS receives limit order to sell 500 shares at $20.05. Each buy order will be assigned a PWAP: Order A will have a 17% (1,000 shares / Total shares of 6,000) chance of being randomly selected by the ATS and Order B will have an 83% (5,000 shares / Total shares of 6,000) chance of being randomly selected by the ATS. Order B is matched with the sell order. ATS then receives limit order to sell 300 shares at $20.04. Each buy order will be assigned a PWAP. Order A will have an 18% (1,000 shares / total shares of 5,500) chance of being randomly selected by the ATS and Order B will have an 82% (4,500 shares / total shares of 5,500) chance of being randomly selected by the ATS. The ATS will match the sell order with whichever buy order has higher priority based on its PWAP. The remaining shares of orders A and B will be reassigned PWAPs. Where two orders may be matched, the order deemed to be removing liquidity will, subject to the terms of the orders and any applicable laws, rules or regulations, receive all available price improvement. Example 4: NBBO is $20.00 x $20.05. ATS receives a day order with market pricing to buy. ATS then receives a day order with market pricing to sell. Orders are executed at $20.05. Example 5: NBBO is $20.00 x $20.05. ATS receives a day order with market pricing to buy. ATS then receives a day order with limit pricing to sell at $20.02. Orders are executed at $20.05. Example 6: NBBO is $20.00 x $20.05. ATS receives limit order to buy at $20.03. ATS then receives limit order to sell at $20.01. Orders are executed at $20.03. Example 7: NBBO is $20.00 x $20.05. ATS receives a buy order pegged to the NBB, with discretion to the midpoint of the NBBO. ATS then receives a sell order pegged to midpoint of the NBBO. Orders are executed at $20.025. Example 8: NBBO is $20.00 x $20.05. ATS receives a buy order pegged to the midpoint of the NBBO. ATS then receives a sell order pegged to the NBO, with discretion to the midpoint of the NBBO. Orders are executed at $20.025.

Conditional Cross Order Interaction. The Conditional Cross prioritizes orders based on the following factors, in the following order: (i) price and (ii) order type, with Firm-Up Orders having priority over Conditional Orders. Amongst Firm-Up Orders on price parity, orders are prioritized based on the following factors, in the following order (a) tier, (b) size, and (c) time. Amongst Conditional Orders on price parity, orders are invited to firm-up based on the following factors, in the following order ("Invitation Logic"): (w) tier, (x) imbalance, (y) size and (z) time. Where two Firm-Up Orders are eligible to cross, the orders will be executed immediately at the midpoint of the NBBO. Where a Conditional Order is eligible to cross, whether with a Firm-Up Order or another Conditional Order, the ATS will send a notice to the subscriber notifying it of the initial match. The subscriber will then have a system-determined time period of less than 1 second to "firm-up" by submitting a firm order in response to the proposed match (such orders, "Firm-Up Orders"). The Firm-Up Order may include a different size, MAQ, time-in-force and/or ultimate limit price from the original Conditional Order. If each side of the proposed match, as relevant, submits a Firm-Up Order within the required time period, and provided that each side meets any specified MAQ associated with the contra-side order, the ATS will execute the orders at the midpoint of the NBBO at the time of execution (assuming the midpoint of the NBBO remains an eligible execution price). Orders entered into the Conditional Cross, including Firm-Up Orders, may only be executed against other orders in the Conditional Cross. Only Eligible Orders Matched. To the extent that any ATS order may not, by law, rule, regulation or the terms of the order, be crossed with another order, or may not be crossed at a particular price, then such orders will be ineligible for matching or the price adjusted to a permissible price. The ATS will apply the priorities detailed above with respect to eligible orders and prices only. In certain circumstances, orders may be ineligible to interact with certain other orders. The ATS will not execute any order outside the NBBO, except when the quotation being traded through is from an automated trading center to which the Firm has declared self-help. In each such instance, the ATS will disregard these quotations in determining the best bid or offer. The ATS accepts orders marked "short exempt" and may execute such orders at the NBB when a circuit breaker is in effect. Orders within the ATS are not eligible for routing to other Trading Centers.

Part 3 Item 9a: Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

The ATS does not send or receive any IOI's, but does support Conditional Orders in the Conditional Cross. The Conditional Cross prioritizes orders based on the following factors, in the following order: (i) price and (ii) order type, with Firm-Up Orders having priority over Conditional Orders. Amongst Firm-Up Orders on price parity, orders are prioritized based on the following factors, in the following order (a) tier, (b) size, and (c) time. The ATS' tiers, in order of priority, are as follows: (i) NFS

Agency and Channel SOR Orders (first priority, shared priority); (ii) Broker-Dealer Agency; and (iii) NFS Principal and Broker-Dealer Principal (shared priority). ~~The Conditional Cross' tiers, in order of priority, are as follows: (i) NFS Agency (NFS orders marked as agency) and Channel SOR Orders (Orders submitted to the ATS only by NFS' primary automated routing system, FBSI (or any successor system)); (ii) Broker-Dealer Subscriber (Orders submitted by non-NFS broker-dealers who are subscribers to the system (includes orders marked as "agent" or "principal")); (iii) NFS Principal (NFS orders marked as principal, see Part II Item 1 for detail).~~ Tiers assignments are non-discretionary; there is no method to override an assignment. Amongst Conditional Orders on price parity, orders are invited to firm-up based on the following factors, in the following order ("Invitation Logic"): (w) tier, (x) imbalance, (y) size and (z) time. Where two Firm-Up Orders are eligible to cross, the orders will be executed immediately at the midpoint of the NBBO. Where a Conditional Order is eligible to cross, whether with a Firm-Up Order or another Conditional Order, the ATS will systematically send a notice to the subscriber notifying it of the initial match (via FIX). Only Subscribers or the broker-dealer operator can receive invites messages. The invite message is a standard FIX execution report and contains the Client's Order ID, NFS Order ID, Leaves Quantity, Conditional Order Quantity, Conditional Order Limit Price, Side, Symbol, Invite Message Timestamp, Executing Broker, and a custom field indicating that the message is an invite message. There is no information pertaining to the counterparty or potential execution size. The subscriber will then have a system-determined time period of up to 1 second to "firm-up" ("firm-up window") by submitting a firm order, either manually or systematically, in response to the proposed match (such orders, "Firm-Up Orders"). The Firm-Up Order may include a different size, MAQ, time-in-force and/or ultimate limit price from the original Conditional Order. If each side of the proposed match, as relevant, submits a Firm-Up Order within the firm-up window, and provided that each side meets any specified MAQ associated with the contra-side order, the ATS will execute the orders at the midpoint of the NBBO at the time of execution (assuming the midpoint of the NBBO remains an eligible execution price). Conditional Orders are cancelled by the system upon receipt of a corresponding Firm-Up order or at the expiry of the firm-up window. Submitting a Firm-Up order in response to an invite message may not result in an execution. For example, the ATS receives a Conditional Order to buy 10,000 shares (Buyer A). Then the ATS receives a Conditional Order to sell 10,000 shares (Seller A). Seller A and Buyer A will receive invite messages. Seller A submits a Firm-Up order for 10,000 shares and its Conditional Order is cancelled by the system. Buyer A does not submit a Firm-Up order. The firm-up window expires and Buyer A's Conditional Order is cancelled by the system. There is no execution. Seller A's Firm-Up order will remain executable in the system according to order instructions. For example, the ATS receives a Conditional Order to buy 10,000 shares (Buyer A) and a Conditional Order to buy 15,000 shares (Buyer B). Then the ATS receives a Conditional Order to sell 50,000 shares (Seller A). Seller A, Buyer A, and Buyer B will receive invite messages. Seller A submits a Firm-Up order for 50,000 shares and its Conditional Order is cancelled by the system. Buyer A then submits a Firm-Up order for 50,000 shares (larger than their Conditional Order of 10,000 shares) and its their Conditional Order is cancelled by the system. The system will execute the two Firm-Up orders immediately. Buyer B then responds to the invite message by submitting a Firm-Up order for 15,000 shares and its Conditional Order is cancelled by the system. Buyer B's Firm-Up order will receive no execution and will remain executable in the system. Orders entered into the Conditional Cross, including Firm-Up Orders, may only be executed against other orders in the Conditional Cross. NFS's algorithms and smart order router

can enter Conditional and Firm-Up orders into the Conditional Cross. If an algorithm or smart order router submits a Conditional Order and subsequently receives an invite, it generally submits a corresponding Firm-Up order. The Firm-Up order may have a different limit price or quantity than the original Conditional Order depending on parent order urgency and market conditions. In some cases, the algorithm or smart order router may not submit a Firm-Up order due to a change in parent order urgency or market conditions from the time of invite.

Part 3 Item 9b: If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?

If no, identify and explain any differences.

All orders and trading interest entered into the ~~Conditional Cross~~ATS, including the Conditional Cross, are prioritized based on tier. The ~~Conditional Cross'~~ tiers, in order of priority, are as follows: (i) NFS Agency and Channel SOR Orders (first priority, shared priority); (ii) Broker-Dealer ~~Subscriber~~Agency; and (iii) NFS Principal and Broker-Dealer Principal (shared priority). As a result, if a Broker-Dealer Subscriber enters an order or trading interest directly into the ~~Conditional Cross~~ATS, they will receive lower priority than if they entered the same order through a business unit of NFS that would be an NFS agency order.

Part 3 Item 11c: Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Standard Cross Order Interaction. The Standard Cross prioritizes orders based on the following factors, in the following order: (i) price and (ii) tier, (iii) size, (iv) time.~~PWAP.~~ Orders with the highest (buy) or lowest (sell) price have priority over lower (buy) or higher (sell) priced orders. When two or more orders, neither of which have price priority, may be executed at the same execution price, the subscriber with the higher tier will take priority. When neither order has price or tier priority, the larger order will be executed. And when neither order has price, tier, or size priority, the order which arrived earlier will take priority. ~~the order selected based on its PWAP has priority (see examples 2 through 3). An order's PWAP is a ranking provided by the ATS based on the percentage of shares to buy or sell that an order represents in a given security, at a given price. Upon receipt of an incoming order, the competing orders on the ATS are ranked, within the same price level, based on iterative, random selection. For example, if there were three buy orders in the ATS for a security at the same price level, order A with 5,000 shares, order B with 3,000 shares and order C with 2,000 shares, the probability that order A is selected first (and assigned priority at that price) is 50% (5,000 shares / total 10,000 shares at that price). The probabilities that orders B or C are selected first are 30% and 20%, respectively. If order A is selected first, the probabilities that orders B or C are selected second are 60% (3,000 shares / remaining 5,000 shares) and 40%, respectively. If order B is selected first, the probabilities that order A or C are selected second are 71% (5,000 shares / remaining 7,000 shares) and 29%, respectively. Please see examples 2 and 3. Example 1: NBBO is~~

$20.00 x $20.05. ATS receives limit order to buy 1,000 shares at $20.01. ATS receives limit order to buy 5,000 shares at $20.00. ATS receives limit order to sell 500 shares at $20.00. First buy limit order has limit price priority and receives fill of 500 shares at $20.01. Example 2: NBBO is $20.00 x $20.05. ATS receives limit order A to buy 1,000 shares at $20.05. ATS receives limit order B to buy 5,000 shares at $20.05. ATS receives limit order to sell 500 shares at $20.05. Each buy order will be assigned a PWAP. Order A will have a 17% (1,000 shares / total shares of 6,000) chance of being randomly selected by the ATS and order B will have an 83% (5,000 shares / total shares of 6,000) chance of being randomly selected by the ATS. If order A is matched with the incoming order, order A will buy 500 shares. The remaining shares of orders A and B will be assigned a new PWAP to determine priority for any subsequent executions. Example 3: NBBO is $20.00 x $20.05. ATS receives limit order to buy 1,000 shares at $20.05 (Order A). ATS receives limit order to buy 5,000 shares at $20.05 (Order B). ATS receives limit order to sell 500 shares at $20.05. Each buy order will be assigned a PWAP: Order A will have a 17% (1,000 shares / Total shares of 6,000) chance of being randomly selected by the ATS and Order B will have an 83% (5,000 shares / Total shares of 6,000) chance of being randomly selected by the ATS. Order B is matched with the sell order. ATS then receives limit order to sell 300 shares at $20.04. Each buy order will be assigned a PWAP. Order A will have an 18% (1,000 shares / total shares of 5,500) chance of being randomly selected by the ATS and Order B will have an 82% (4,500 shares / total shares of 5,500) chance of being randomly selected by the ATS. The ATS will match the sell order with whichever buy order has higher priority based on its PWAP. The remaining shares of orders A and B will be reassigned PWAPs. Where two orders may be matched, the order deemed to be removing liquidity will, subject to the terms of the orders and any applicable laws, rules or regulations, receive all available price improvement. Example 4: NBBO is $20.00 x $20.05. ATS receives a day order with market order pricing to buy. ATS then receives market order to sell. Orders are executed at $20.05. Example 5: NBBO is $20.00 x $20.05. ATS receives a day order with market order pricing to buy. ATS then receives limit order to sell at $20.02. Orders are executed at $20.05. Example 6: NBBO is $20.00 x $20.05. ATS receives limit order to buy at $20.03. ATS then receives limit order to sell at $20.01. Orders are executed at $20.03. Example 7: NBBO is $20.00 x $20.05. ATS receives a buy order pegged to the NBB, with discretion to the midpoint of the NBBO. ATS then receives a sell order pegged to midpoint of the NBBO. Orders are executed at $20.025. Example 8: NBBO is $20.00 x $20.05. ATS receives a buy order pegged to the midpoint of the NBBO. ATS then receives a sell order pegged to the NBO, with discretion to the midpoint of the NBBO. Orders are executed at $20.025. Conditional Cross Order Interaction. The Conditional Cross prioritizes orders based on the following factors, in the following order: (i) price and (ii) order type, with Firm-Up Orders having priority over Conditional Orders. Amongst Firm-Up Orders on price parity, orders are prioritized based on the following factors, in the following order (a) tier, (b) size, and (c) time. Amongst Conditional Orders on price parity, orders are invited to firm-up based on the following factors, in the following order ("Invitation Logic"): (w) tier, (x) imbalance, (y) size and (z) time. The ~~Conditional Cross'~~ATS' tiers, in order of priority, are as follows: (i) NFS Agency and Channel SOR Orders (first priority, shared priority); (ii) Broker-Dealer ~~Subscriber~~Agency; and (iii) NFS Principal and Broker-Dealer Principal (shared priority). Tiers assignments are non-discretionary; there is no method to override an assignment. Only Conditional Orders that have been invited to "firm-up," but have not yet submitted a response, have an imbalance. A Conditional Order's imbalance is equal to its total quantity minus the size of the contra-side order with which it matched. For example, assume that Subscriber A entered

Conditional Order A for 50,000 shares, which matched with a contra-side Conditional Order for 10,000 shares. Conditional Order A would have an "imbalance" of 40,000 shares (total conditional quantity minus tentatively matched interest) until Subscriber A submits a Firm-Up Order in response (in which case the Firm-Up Order would be prioritized with other Firm Orders) or times-out. Where two Firm-Up Orders are eligible to cross, the orders will be executed immediately at the midpoint of the NBBO. Where a Conditional Order is eligible to cross, whether with a Firm-Up Order or another Conditional Order, the ATS will send a notice to the subscriber notifying it of the initial match. The invite message is a standard FIX execution report and contains the Client's Order ID, NFS Order ID, Leaves Quantity, Conditional Order Quantity, Conditional Order Limit Price, Side, Symbol, Invite Message Timestamp, Executing Broker, and a custom field indicating that the message is an invite message. There is no information pertaining to the counterparty or potential execution size. The subscriber will then have a system-determined time period of up to 1 second to "firm-up" by submitting a firm order in response to the proposed match (such orders, "Firm-Up Orders"). The Firm-Up Order may include a different size, MAQ, time-in-force and/or ultimate limit price from the original Conditional Order. If each side of the proposed match, as relevant, submits a Firm-Up Order within the required time period, and provided that each side meets any specified MAQ associated with the contra-side order, the ATS will execute the orders at the midpoint of the NBBO at the time of execution (assuming the midpoint of the NBBO remains an eligible execution price). Orders entered into the Conditional Cross, including Firm-Up Orders, may only be executed against other orders in the Conditional Cross. Only Eligible Orders Matched. To the extent that any ATS order may not, by law, rule, regulation or the terms of the order, be crossed with another order, or may not be crossed at a particular price, then such orders will be ineligible for matching or the price adjusted to a permissible price. The ATS will apply the priorities detailed above with respect to eligible orders and prices only. In certain circumstances, orders may be ineligible to interact with certain other orders. The ATS will not execute any order outside the NBBO, except when the quotation being traded through is from an automated trading center to which the Firm has declared self-help. In each such instance, the ATS will disregard these quotations in determining the best bid or offer. The ATS electronically creates and timestamps a record of each order receipt, execution and cancellation. The ATS does not match orders when the NMS NBBO is crossed. The ATS will not match orders when the market is locked unless subscribers have elected that their orders may interact during locked markets. The ATS will walk the book on a "one for one" basis and allocate executions in accordance with the priority described in the matching logic above. Each interaction is treated independently; (e.g. a removing order will match with the highest priority resting order, if unexecuted shares remain, the removing order will then interact with the next highest priority resting order, etc.). No orders are aggregated to meet MAQ. ATS systems actively monitor the market data for short sale restrictions and comply with the rules and regulations in place by preventing short sale executions of short sale restricted stocks at the bid of the NBBO. The Broker Dealer operator has an established process in place to comply with regulatory requirements for determining an error and any requisite account designation changes. If the broker dealer operator determines a trading error occurred as a result of ATS matching logic, or related electronic execution products, the portion of the execution done in error will be moved to the Firm's error account (principal account held at NFS) in accordance with the Firm's process and the customer's position will be corrected.

Part 3 Item 13a: Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?   Radio button checked Yes Radio button not checked No

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

The Firm provides certain default Counterparty Groups ("Default Counterparty Groups"), including: Orders submitted to the ATS only by NFS' primary automated routing system, FBSI (or any successor system) ("Channel SOR Orders"). Orders marked as agent submitted by non-NFS broker-dealers who are subscribers to the system (includes orders marked as "agent" or "principal") ("Broker-Dealer SubscribersAgency"). Orders marked as principal submitted by non-NFS broker-dealers who are subscribers to the system ("Broker-Dealer Principal"). NFS orders marked as agency ("NFS Agency"). NFS orders marked as principal ("NFS Principal")."). A subscriber's inclusion in a Default Counterparty Group does not impact priority of trading interest in the Standard Cross. However, the Conditional CrossThe ATS utilizes a subscriber's Default Counterparty Group designation when tiering order interest. In addition to the above Firm-defined Default Counterparty Groups, a subscriber may request that its order(s) not interact with, or interact only with, a custom-designed Counterparty Group ("Custom Counterparty Group"). Please see Part III Item 14 for detail. Additionally, the Conditional Cross utilizes a subscriber's Default Counterparty Group designation when tiering order interest. The Conditional Cross'ATS' tiers, in order of priority, are as follows: (i) NFS Agency and Channel SOR Orders (first priority, shared priority); (ii) Broker-Dealer Agency; and (iii) NFS Principal and Broker-Dealer Principal (shared priority). (i) NFS Agency (NFS orders marked as agency) and Channel SOR Orders (Orders submitted to the ATS only by NFS' primary automated routing system, FBSI (or any successor system)); (ii) Broker-Dealer Subscriber (Orders submitted by non-NFS broker-dealers who are subscribers to the system (includes orders marked as "agent" or "principal")); (iii) NFS Principal (NFS orders marked as principal). Tiers assignments are non-discretionary; there is no method to override an assignment.

Part 3 Item 13b: If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator? Radio button not checked Yes Radio button checked No

If no, identify and explain any differences.

The Conditional Cross ATS tiers subscriber orders for priority purposes. The Conditional Cross' tiers, in order of priority, are as follows: (i) NFS Agency and Channel SOR Orders (first priority, shared priority); (ii) Broker-Dealer Agency; and (iii) NFS Principal and Broker-Dealer Principal (shared priority). (i) NFS Agency (NFS orders marked as agency) and Channel SOR Orders (Orders submitted to the ATS only by NFS' primary automated routing system, FBSI (or any successor system)); (ii) Broker-Dealer Subscriber (Orders submitted by non-NFS broker-dealers who are subscribers to the system (includes orders marked as "agent" or "principal")); (iii) NFS Principal (NFS orders marked as principal). Principal orders and trading interest of NFS are prioritized last in shared priority with Broker Dealer Principal orders and trading interest. the Conditional Cross.

Part 3 Item 14a: Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Counterparty Permissioning. A subscriber may elect that its orders not interact with other orders entered by the subscriber. Additionally, a subscriber may elect that a subset of its orders not interact with other orders entered by the subscriber. Additionally, on an order-by-order or categorical basis, a subscriber may opt to interact only with, or to not interact with, orders from certain other subscribers or types of subscribers (each a "Counterparty Group"). The Firm provides certain default Counterparty Groups ("Default Counterparty Groups"), including: - Orders submitted to the ATS only by NFS' primary automated routing system, FBSI (or any successor system) ("Channel SOR Orders"). - Orders marked as agent submitted by non-NFS broker-dealers who are subscribers to the system ("Broker-Dealer Agency"). - Orders marked as principal submitted by non-NFS broker-dealers who are subscribers to the system ("Broker-Dealer Principal"). - NFS orders marked as agency ("NFS Agency"). Orders submitted by non-NFS broker-dealers who are subscribers to the system (includes orders marked as "agent" or "principal") ("Broker-Dealer Subscribers"). - NFS orders marked as agency ("NFS Agency"). - NFS orders marked as principal ("NFS Principal"). A subscriber's inclusion in a Default Counterparty Group does not impact priority of trading interest in the Standard Cross. However, the Conditional Cross The ATS utilizes a subscriber's Default Counterparty Group designation when tiering order interest. The Conditional Cross' tiers, in order of priority, are as follows: (i) NFS Agency and Channel SOR Orders (first priority, shared priority); (ii) Broker-Dealer Agency; and (iii) NFS Principal and Broker-Dealer Principal (shared priority). (i) NFS Agency and Channel SOR Orders (first priority, shared); (ii) Broker-Dealer Subscriber; and (iii) NFS Principal. A subscriber may request that its order(s) not interact with, or interact only with, a custom-designed Counterparty Group ("Custom Counterparty Group"), based on characteristics of the subscriber (e.g., broker-dealer subscribers (registered or foreign)), money managers that manage in excess of a given sum of assets or report a portfolio turnover of less than or more than a given percentage) or whose ATS orders or executions meet one or more specified criteria supported by NFS, including without limitation, subscribers whose: (i) average ATS order size is less than (or more than) 1,000 shares, (ii) average ATS orders are for a size less than (or more than) the size of the inside bid or offer with a given frequency; (iii) average ATS contra-party price improvement is more than (or less than) a given amount per share or (iv) average ATS execution is less than (or more than) a given price below (above) the midpoint at a given interval following execution, or (v) responses to requests to "firm-up" meet certain metrics, such as (a) frequency of responses, (b) latency of responses, (c) sizes of orders sent in response to requests to firm up or (d) average price changes following firm-ups or declines. In all such cases, a subscribers' ability to utilize a proposed Custom Counterparty Group is dependent on the Firm's willingness and ability to support such a proposed Custom Counterparty Group. Both direct and indirect subscribers are eligible to be considered for counterparty permissioning. NFS considers factors such as but not limited to a subscriber's business type and observed trading behavior and may not make available to certain subscribers, or limit the configuration of, the counterparty permissioning.